April 18, 2005

Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

Washington, DC 20549

RE:          Comfort Systems USA, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Form 8-K filed March 3, 2005

File No. 1-13011

Dear Mr. Gordon:

The following is a response to the items included in your comment letter dated March 25, 2005.

Form 10-K for the fiscal year ended December 31, 2004

Comments applicable to your overall filing

1.     Comment – Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response – We acknowledge this request and have provided the additional disclosures or other revisions to our future filings in this letter, as applicable.

Item 7 – Management’s Discussion and Analysis

2004 Compared to 2003, page 23

2.     Comment – Please discuss in greater detail the business reasons for the changes between periods in revenues, gross profit, and selling and administrative expenses.  In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.  In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item.  Please show us what your revised MD&A for 2004 as compared to 2003 will look like.  See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response –We have continually expanded over recent years the depth of our disclosures in the operational section of MD&A including adding industry perspective along with our identification of company-specific variances in our principal income statement captions.  Based on your comment, we are taking the further step of adding quantification to the individual variances we cite, wherever possible.  We have included the revisions to MD&A in Exhibit A (changes are in bold italics) and will include these changes in future filings.

Liquidity and Capital Resources, page 31

3.     Comment – Please disclose the interest rate and fees that apply to your credit facility.

Response – The Company will include the following disclosure in Liquidity and Capital Resources in future filings:

“The interest rates under the Facility are floating rates determined by the broad financial markets, meaning they can and do move up and down from time to time.  The weighted average interest rate that we have paid on borrowings under the Facility during 2004 was 5.16% per annum.  This reflects a combination of borrowings under both interest rate options described above, as well as a transaction in which the interest rate relating to $10 million in principal value of debt was fixed at 5.12% through early July 2004.  Following the expiration in early July 2004 of the fixed interest commitment referred to above, we estimate that the weighted average interest rate, now entirely on a floating basis, is currently approximately 5.28%.  These rates do not include amortization of debt financing and arrangement costs or mark-to-market adjustments for derivatives, which are separately identified in the table below.  Commitment fees of 0.375% per annum are also payable on the portion of the Revolving Loan capacity not in use for borrowings or letters of credit at any given time.

Interest expense for 2003 and 2004 included the following primary elements (in thousands):

	2003	2004

Interest expense on borrowings, and unused commitment fees	$1,397	$704
Letter of credit fees	512	443
Amortization of deferred debt arrangement costs and discount	1,496	419
Mark-to-market adjustments on derivatives	488	—
Interest income	(66)	(172)
Interest expense, net	$3,827	$1,394

See Note 8 of the “Notes to Consolidated Financial Statements” for a detailed discussion of the interest rates and fees associated with the Facility.”

4.     Comment – Please retitle what you currently call EBITDA, since you are including other non-cash charges in this measure.  See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  In addition, please present a reconciliation of what you currently call EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP.  See Item 10(e)(i)(B) of Regulation S-K.

Response – Due to the Company’s sensitivity to covenant calculations under its previous debt financing in 2003, we have chosen to include the specific details of our covenant calculations in both MD&A and our Notes to the Consolidated Financial Statements.  As indicated in our disclosure, EBITDA is a defined term under the Facility and is used in two of our covenant calculations.  Due to the non-GAAP nature of this amount, we had not included the actual amount of EBITDA in our filings but instead provided the covenant requirement and actual calculated amount of each financial covenant.

Since this is a defined term in our Facility, we will title this amount “Defined EBITDA” in our future filings..  In response to your comment, we are willing to provide the actual amount of Defined EBITDA as calculated under the Facility’s definition and provide a reconciliation of that amount to the most directly comparable financial measure calculated and presented in accordance with GAAP.  We would utilize the following format in future filings (in thousands):

Net income	$10,713
Discontinued operations – estimated gain on disposition	(469)
Income taxes – continuing operations and discontinued operations	8,282
Mark-to-market adjustment on derivatives	449
Interest expense, net	1,394
Depreciation	4,684
Goodwill impairment	3,347
Defined EBITDA	$28,400

5.     Comment – Please revise your table of contractual cash obligations to include the estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.  Please also revise your table so that the sum of your contractual obligations for each period and in total appears at the bottom of the table.

Response – The Company will include the following disclosure in Liquidity and Capital Resources in future filings:

“The following recaps the future maturities of our debt along with other contractual obligations as of December 31, 2004 (in thousands):

	Twelve Months Ended December 31,
	2005	2006	2007	2008	2009	Thereafter	Total
Revolving loan	$—	$—	$—	$—	$—	$—	$—
Term loan	2,000	2,000	2,000	2,500	—	—	8,500
Other debt	71	71	68	53	36	23	322
Total debt	2,071	2,071	2,068	2,553	36	23	8,822

Interest payments	458	391	253	103	2	1	1,208

Operating lease obligations	8,541	7,170	6,608	5,256	3,877	12,384	43,836

Total	$11,070	$9,632	$8,929	$7,912	$3,915	$12,408	$53,866

To estimate future interest payments, we used certain financial institution forecasts that project modest increases in the interest rate over the remaining term of the loans.  Absent any significant commitments of capital for items such as capital expenditures, acquisitions, dividends and share repurchases, it is reasonable to expect the Company to continue to maintain excess cash on its balance sheet.  Therefore, , we assumed that the Company would continue its current status of not utilizing any borrowings under its revolving loan.”

Item 8 – Financial Statements

Note 2 – Summary of Signficant Accounting Policies, page 48

6.     Comment – Please disclose the types of expenses that you include in the cost of services line item and the types of expenses that you include in the selling, general and administrative expenses line item.  Please also disclose whether you include inbound freight changes, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of services line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of services, please disclose:

•              in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•              in MD&A that your gross margins may not be comparable to those of other entities since some entities include all of the costs related to their distribution network in cost of services and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Response – We are a specialty contractor in the construction industry and do not have a distribution network in place where we incur significant costs associated with the transportation or warehousing of products.  Within the “Revenue Recognition” discussion, we disclose the types of costs that we include in contract costs.  In future filings, we will amend the disclosure to directly link these costs to the “Cost of services” caption as indicated below (changes are in bold italics).  Since selling, general and administrative costs include standard costs such as selling expenses, corporate overhead, administrative functions such as management oversight, accounting and office support costs, etc., we do not believe that specific disclosure of these costs is necessary.

“Revenue Recognition

Approximately 80% of the Company’s revenues were earned on a project basis and recognized through the percentage of completion method of accounting.  Under this method as provided by American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” (“SOP 81-1”) contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs.  More specifically, as part of the negotiation and bidding process in which the Company engages in connection with obtaining installation contracts, the Company estimates its contract costs, which include all direct materials (exclusive of rebates), labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs.  These contract costs are included in the Company’s income statement under the caption “Costs of services”.  Then, as the Company performs under those contracts, such costs are measured as incurred, compared to total estimated costs to complete the contract, and a corresponding proportion of contract revenue is recognized.  This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments.  For certain contracts where the Company performs multiple construction-related activities such as HVAC, plumbing, fire protection and other services, the contract may be segmented for revenue recognition purposes into separate projects if specific criteria are met under SOP 81-1.  The contract price is assigned to the different services based upon the relative value of each service to the expected total contract revenue.”

Inventories, page 48

7.     Comment – Please disclose your major classes of inventory, such as raw materials, work in process and finished goods, as well as the corresponding amounts in each class.  See Rule 5-02(6)(a) of Regulation S-X.

Response – Our inventory consists of parts and supplies that we purchase and hold for use in the ordinary course of heating, ventilation and air conditioning (HVAC)

installation and service business.  Since we perform virtually no manufacturing activities associated with the inventory, we don’t carry raw materials or work in process.   In future filings, we will clarify this point with the following revision to our disclosure (changes in bold italics):

“Inventories consist of parts and supplies that the Company purchases and holds for use in the ordinary course of business and are stated at the lower of cost or market using the first-in, first-out method”

Property and Equipment, page 48

8.     Comment – You disclose that gains and losses resulting from the retirement or disposition of property and equipment are recognized in other income (expense).  If the property and equipment that is retired or disposed of is not a component of an entity, the resulting gains and losses should be included in operating income.  See paragraph 45 of SFAS 144.  Please revise accordingly.

Response – In future filings, we will include these gains and losses in operating income.

Goodwill, page 49

9.     Comment – You disclose that goodwill represents the excess of the aggregate purchase price over the fair value of the net tangible assets acquired.  Please clarify that the determination of goodwill not only takes into consideration the value of net tangible assets acquired, but also intangible assets acquired that are separate from goodwill.

Response – In future filings, we will change our disclosure as follows:

“Goodwill represents the excess of the aggregate purchase price paid by the Company in acquisitions accounted for as purchases over the fair value of the net tangible and intangible assets acquired.”

Revenue Recognition, page 49

10.   Comment – You disclose that as you perform under your percentage of completion projects, such costs are measured as incurred, compared to total estimated costs to complete the project, and a corresponding proportion of contract revenue is recognized.  Please disclose when you include actual costs incurred in your revenue recognition computations.  Are products and materials included in the computation when they arrive on site?  Do you wait until they are actually installed?  Do you wait until they are both installed and a key milestone has been met?

Response – Our first paragraph under the title Revenue Recognition will be amended in future filings as follows (changes are in bold italics):

“ Revenue Recognition

Approximately 80% of the Company’s revenues were earned on a project basis and recognized through the percentage of completion method of accounting.  Under this method as provided by American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” (“SOP 81-1”) contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs.  More specifically, as part of the negotiation and bidding process in which the Company engages in connection with obtaining installation contracts, the Company estimates its contract costs, which include all direct materials (exclusive of rebates), labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs.  Then, as the Company performs under those contracts, such costs are measured as incurred, compared to total estimated costs to complete the contract, and a corresponding proportion of contract revenue is recognized.  Labor costs are considered to be incurred as the work is performed.  Subcontractor labor is recognized as the work is performed, but is generally subjected to approval as to milestones or other evidence of completion.  Non-labor project cost consists of purchased equipment, prefabricated materials and other materials.  Purchased equipment on the Company's projects are substantially all produced to job specifications and are a value added element to our work.  The costs are considered to be incurred when title is transfered to the Company, which typically is upon delivery to the work site.  Prefabricated materials, such as ductwork and piping, are generally performed at our shops and recognized as contract costs when fabricated for the unique specifications of the job.  Other materials cost are not significant and are generally recorded when delivered to the work site.  The measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments.  For certain contracts where the Company performs multiple construction-related activities such as HVAC, plumbing, fire protection and other services, the contract may be segmented for revenue recognition purposes into separate projects if specific criteria are met under SOP 81-1.  The contract price is assigned to the different services based upon the relative value of each service to the expected total contract revenue.”

Self-Insurance Liabilities, page 50

11.   Comment – Please disclose the extent of your self-insurance in each area that you are self-insured.  Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Response - In future filings, we will expand our disclosure as follows:

“The Company’s self-insurance arrangements for 2004 and currently are as follows:

Worker’s Compensation – The per-incident deductible for worker’s compensation is $500,000.  Losses above that amount are determined by statutory rules on a state-by-state basis, and are fully covered by excess worker’s compensation insurance.

General and Employer’s Liability – For general liability and employer’s liability, the Company self-insures the first $500,000 of each loss, is fully insured for the next $500,000 of each loss, then has a single, aggregate excess loss insurance policy that covers losses up to $50 million across both these risk areas (as well as auto liability noted below).

Auto Liability – For auto liability, the Company self-insures the first $500,000 of each loss, has insurance coverage for the next $500,000, then again self-insures for the loss amounts between $1 million and $2 million, at which point the Company’s $50 million aggregate excess loss coverage picks up coverage.

Employee Medical – The Company’s per-incident deductible for employee group health claims is $300,000.  Insurance then covers any Company responsibility for medical claims in excess of the deductible amount.

Note that the Company’s $50 million of aggregate excess loss coverage above applicable per-incident deductibles represents one policy limit that applies to all lines of risk.  In other words, the Company does not have a separate $50 million of excess loss coverage for each of general liability, employer’s liability and auto liability.”

Note 11 – Commitments and Contingencies, page 69

12.   Comment – Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response – The Company recognizes escalating rental payments that are quantifiable at the inception of the lease on a straight-line basis over the lease term.  We account for our lease payments that depend on an existing index or rate, such as the consumer price index, consistent with the requirements of SFAS 13, as amended by SFAS 29.  These costs have been included in minimum lease payments based on the index existing at the inception of the lease.  Any increases or decreases in lease payments that result from subsequent changes in the index are treated as contingent rentals and affect the determination of income as accruable.  We will include the following disclosure in future filings:

“The Company recognizes escalating rental payments that are quantifiable at the inception of the lease on a straight-line basis over the lease term.”

Note 12 – Stockholders’ Equity, page 70 – Earnings Per Share, page 72

13.   Comment – Please tell us why you included the effect of shares issuable related to warrants in your calculation of diluted shares for 2003, given that you had a loss from continuing operations during the year.  See paragraph 16 of SFAS 128.

Response – Per SFAS 128, where a contract may be settled in either cash or shares, the more likely scenario is considered in computing diluted earnings per share.  Since it is unlikely that the put will be exercised (in fact, the put has since been terminated), earnings per share is computed assuming that the warrant was an equity instrument from the beginning of the period.  Per paragraph 29 of SFAS 128, “A contract that is reported as an asset or liability for accounting purposes may require an adjustment to the numerator for any changes in income or loss that would result if the contract had been reported as an equity instrument for accounting purposes during the period.”  There were two income statement impacts during 2003 as a result of the warrant.  The first was the market-to-market loss of $488,000 that was included in interest expense.  The second was the gain of $1,324,000 associated with the reduction in the value of the warrant and related put obligation that arose when the facility terminated in the fourth quarter of 2003 was originally established.  As such, the net gain recognized as a result of these income statement items was subtracted from the numerator for purposes of calculating diluted earnings per share, and the shares issued upon exercise of the warrant were added to the denominator.  This resulted in further dilution to our earnings per share calculation, hence our inclusion of it.

Form 8-K filed March 3, 2005

14.   Comment – Your presentation of a complete set of non-GAAP income statements gives too much prominence to these non-GAAP amounts.  Please remove the non-GAAP income statements from your Form 8-K and instead discuss the business reasons for changes between periods by disclosing the impact that each of these items had on the overall change in the GAAP line item.  Naturally, you may include individual non-GAAP measures in a more limited manner as long as you reconcile them to the most comparable GAAP measures and discuss how you use them.  See Item 10(e)(i) of Regulation S-K.

Response – In response to your comment, we will revise our Form 8-K in future periods consistent with the revised format of our March 3rd press release as provided in Exhibit B.

Conclusion

In connection with responding to these comments, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                                          Staff comments or changes to disclosure in response to staff concerns do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter.  We would be happy to discuss these items in further detail.  Please do not hesitate to contact me at (713) 830-9620.

Very truly yours,

William George

Executive Vice President – Chief Financial Officer

c.	Vincent J. Constantini – Chairman of the Audit Committee of the Board of Directors
William F. Murdy – Chairman and Chief Executive Officer
Trent McKenna – General Counsel
Julie S. Shaeff – Vice President and Chief Accounting Officer

Exhibit A

Revenues – Revenues increased $36.4 million, or 4.6%, to $819.6 million in 2004 compared to 2003.  Excluding operations that were sold in 2003 and not reflected in discontinued operations, revenues increased 5.2% at ongoing operations in 2004.  This gain stemmed primarily from growth in our multi-family activity (increase of approximately $36.1 million), primarily in the Washington D.C. area, Atlanta, New England and Florida, and from the generally improving nonresidential facilities markets in the Sunbelt and at our Iowa operations (increase of approximately $19.7 million).  These gains were offset to a lesser degree by lower revenues relating to consolidation of certain underperforming operations (decrease of approximately $22.0 million) in Northern and Southern California, Western Colorado and Alabama.

Backlog reflects revenues still to be recognized under contracted or committed installation and replacement project work, and under service agreements.  Project work generally lasts less than one year.  Service work and short duration projects are generally billed as performed and therefore do not flow through backlog.  Accordingly, backlog represents only a portion of our revenues for any given future period, and it represents revenues that are likely to be reflected in our operating results over the next six to twelve months.  As a result, we believe the predictive value of backlog information is limited to indications of general revenue direction over the near term, and should not be interpreted as indicative of ongoing revenue performance over several quarters.

Backlog associated with continuing operations as of December 31, 2004 was $573.4 million, a 42.0% increase from December 31, 2003 backlog of $403.9 million, and an 11.1% increase from September 30, 2004 backlog of $516.3 million. These gains result primarily from strong bookings in the multi-family sector, along with significant new government work in California and education work in Wisconsin and Texas.

Following the three-year period of industry activity declines from 2001-2003 noted previously, we saw modest year-over-year revenue increases at our ongoing operations beginning in the third and fourth quarters of 2003 and continuing throughout 2004.  We continue to see signs that activity levels in our industry may continue to increase in 2005.  These observations are based on nonresidential construction spending trends, shipment data from HVAC equipment manufacturers, forecasts from construction industry analysts, and anecdotal indications of renewed project consideration.

We and other industry participants also believe that there was a general deferral of maintenance and replacement activity in the installed base of commercial, industrial, and institutional HVAC equipment, in response to the more difficult economic conditions of 2001-2003.  We and other industry participants believe this trend may be diminishing due to both the mechanical nature and requirements of the equipment, as well as improving economic conditions, but it is not clear when maintenance and replacement activity might increase.  While we believe these trends and expectations are positive, there can be no assurance that industry activity levels will actually increase in 2005 or in the foreseeable future.

Along with the indications noted above that suggest industry activity is improving, there remain the following cautionary factors in the industry environment, each of which is discussed at greater length in the introduction above.  Since HVAC and related installation and replacement decisions are capital decisions usually involving some amount of discretion, they tend to be affected to a greater degree by macroeconomic or geopolitical uncertainty.  Negative developments or events in these arenas, should they occur, will likely cause end users to defer HVAC and related spending decisions, thereby reducing our revenues.

We continue to experience a noticeable amount of price competition in our markets, which restrains our ability to increase revenues.

There has been significant inflation in 2004 in the cost of certain commodities used in the construction sector, including steel, iron, copper, lumber, PVC pipe, and motor vehicle fuel.  This inflation does not appear to have affected our revenues or backlog, and has had only a modest impact on our profitability, as discussed further below under Gross Profit.  However, more broadly, it is possible that further increases in or uncertainty about commodity costs will decrease demand for nonresidential construction activity, which could in turn reduce our future revenues.  To date, though, we have not seen any negative effect of commodity costs on demand for our services.

While we believe we will see increased industry activity levels in 2005, in view of all of the foregoing factors, we may continue to experience only modest revenue growth or revenue declines in upcoming periods.  In addition, if general economic activity in the US slows significantly from current levels, we may realize decreases in revenue and lower operating margins.

Gross Profit – Gross profit increased $5.8 million, or 4.6%, to $131.6 million in 2004 compared to 2003.  As a percentage of revenues, historical gross profit for 2003 and 2004 was 16.1%, and down from 16.2% in 2003 at ongoing operations.  Our relatively small change in gross profit percentage resulted from several offsetting items.  We realized significantly lower workers compensation and liability costs (decrease of approximately $2.4 million) which we believe result in part from our longstanding emphasis on safety and risk management in our operations.  We also saw substantially improved gross profit margins at our Houston-based multi-family operations (increase of approximately $3.6 million) as that unit improved its project selection and management performance while benefiting from healthy multi-family demand in a number of markets.  These improvements were offset by (a) wind-down of lower profit activities associated with consolidation of operations in Northern California and in San Diego (decrease of approximately $3.4 million), along with related consolidation costs; (b) reduced profitability in our Tennessee operations (decrease of approximately $2.1 million) resulting from project margin erosion and a settlement on a project claim; and (c) lower margins associated with larger average project size in our Syracuse and Birmingham operations (decrease of approximately $3.1 million).

There has been substantial cost inflation in 2004 in certain commodities that are used in construction activity, including steel, iron, and copper.  We estimate that direct purchase of these commodities comprises between 10% and 15% of our average project costs.  For some projects we performed in 2004, the actual cost of these commodities was significantly greater than the commodity cost estimates we used when we committed to prices for these projects, which typically was done in 2003 before commodity price inflation became apparent.  We estimate that unrecovered commodity inflation had a negative effect of approximately $1.0 million on 2004 gross profit, or 0.1% of revenues, most of which occurred during the second quarter.  We began taking steps early in 2004 to reduce future commodity cost exposure, such as early buying of commodities for particular projects, or for general inventory, as well as including escalation and escape provisions in project bids and contracts wherever possible.  Following our second quarter impact, we experienced virtually no unrecovered cost inflation in the third and fourth quarters.  However, commodity markets remain unsettled, and while we are taking steps as noted above to minimize unrecoverable commodity cost inflation, these steps cannot guarantee that we will avoid all such exposure.

Gross profit indications in our backlog as of December 31, 2004 were 20 basis points lower than they were at the end of the preceding quarter, and 100 basis points lower than they were at December 31, 2003.  These declines result in part from significant addition of project work in the second half of 2004, much of which was larger, longer-term projects which tend to have lower margins.  Backlog scheduled to be performed in the next six months tends to represent a broader cross-section of our business as it includes smaller, near-term project work as well as larger projects.  Gross profit indications in six-month backlog as of December 31, 2004 are up 50 basis points from the preceding quarter and up 20 basis points from December 31, 2003.  Nonetheless, we remain cautious about gross profit expectations in coming periods.  While we believe industry activity levels are increasing, they appear to be doing so at only a modest rate, and still remain at relatively moderate levels following the three years of decline the industry experienced from 2001 to 2003.  We expect continuing price competition in this environment until noticeably higher activity levels are reached and until the majority of our competition becomes convinced that industry growth is more than temporary.  Additionally, with regard to gross profit indications in backlog, as noted above under Revenues, a significant portion of our activity is not captured in backlog at any given quarterend due to the amount of service and short-duration project work we do.  Further, we can and have experienced lower final gross profit margins when work in backlog is ultimately completed, as compared to the gross profit indications that work had when it was only partially completed or new to backlog.  Accordingly, while gross profit information in backlog provides some indication of general direction of gross profit, it does not assure future levels or trends in consolidated gross profit percentage.

As noted in the Introduction above, we are currently placing a greater emphasis on internal execution and margin improvement than on revenue growth.  This includes a strong focus on those of our units that have underperformed, along with increased training efforts on project qualification, estimating, pricing and management, and on service performance.  While we believe these efforts will help us increase gross profits, we cannot assure that this will occur.  Further, if we are successful in these efforts, we cannot assure that they will offset adverse industry trends, if such trends occur.

Selling, General and Administrative Expenses (“SG&A”) – SG&A decreased $6.0 million, or 5.3%, to $108.0 million in 2004 compared to 2003, and as a percentage of revenues, declined from 14.6% in 2003 to 13.2% in 2004.  These decreases resulted primarily from consolidation of certain operating units (decrease of approximately $3.4 million) in San Diego, Salt Lake City, Colorado, and Northern California, along with lower medical costs (decrease of approximately $1.2 million) resulting from benefit plan structure changes and favorable claims experience.

Exhibit B

COMFORT SYSTEMS USA REPORTS FOURTH QUARTER AND FULL YEAR RESULTS

—    Significant Increases in Earnings, Cash Flow and Backlog   —

Houston, TX – March 2, 2005 – Comfort Systems USA, Inc. (NYSE: FIX), a leading provider of commercial, industrial and institutional heating, ventilation and air conditioning (“HVAC”) services, today announced net income of $2,006,000 or $0.05 per diluted share, for the quarter ended December 31, 2004, as compared to a loss of $3,511,000 or $0.12 per diluted share, in the fourth quarter of 2003.  Both current and prior year fourth quarters included income relating to discontinued operations.  Excluding these items, income from continuing operations in the fourth quarter of 2004 was $1,388,000 or $0.03 per diluted share as compared to a loss of $2,038,000 or $0.08 per diluted share in 2003.

Both the current and prior year fourth quarters contained charges that are not typically seen in every quarter.  Both periods included noncash goodwill impairment charges.  In addition, fourth quarter 2003 results also included net noncash charges associated with the termination of the Company’s previous credit facility.  Excluding these items, net income in the fourth quarter of 2004 was $4,735,000 or $0.12 per diluted share as compared to $2,135,000 or $0.05 per diluted share in 2003.  Excluding the effect of nondeductible goodwill charges, both of these periods also benefited from unusually low tax provisions resulting from reduced reserves against deferred state tax benefits in 2004, and reduced tax contingency reserves net of an increase in deferred state tax benefit reserves in 2003.  Applying a tax rate of 42% against pre-tax income in both periods, fourth quarter 2004 net income was $3,688,000 or $0.09 per diluted share as compared to $1,078,000 or $0.03 per diluted share for the fourth quarter of 2003.

Bill Murdy, Comfort Systems USA’s Chairman and CEO, said, “We are pleased to cap a strong 2004 with a solid fourth quarter performance.  We continued to capitalize on rebounding activity in our markets, posting our largest backlog increases to date on the way to our fourth consecutive record backlog.  Revenue growth and margin improvement, led by our continuing emphasis on safety and risk management, contributed to improved earnings.  And we produced a significant amount of free cash flow during the quarter, reflecting a notable increase over last year’s fourth quarter and widening our strong net cash position on the balance sheet.  We have now generated positive free cash flow in fifteen of our last nineteen quarters.”

Murdy continued, “We did record a noncash goodwill impairment charge of $3,347,000 in the fourth quarter, comparable to a similar charge of $2,726,000 in last year’s fourth quarter.  This charge related to our conclusion that profit levels at three of our smaller operations were likely to remain lower for an extended period of time as compared to the levels these units earned when we acquired them in the late 1990s in stronger overall market conditions.  We would note that the new accounting rules relating to goodwill that went into effect in 2002 contemplate periodic impairments of goodwill for business units that have declined in value, while allowing no recognition of increases in business unit values that may have occurred.  As a result, we may record additional goodwill impairments in future years, even when the aggregate value of our business units and our company as a whole may be increasing.”

The Company reported revenues from continuing operations of $211,273,000 in the current quarter, an increase of 7.0% as compared to $197,363,000 in 2003.  The Company also reported free cash flow of $11,847,000 in the current quarter as compared to $8,362,000 in 2003.  Backlog as of December 31, 2004 was a record $573,426,000, up 11.1% from $516,344,000, the previous record as of September 30, 2004, and up 42.0% from $403,896,000 on a same-store basis as of December 31, 2003.

The Company reported net income for the year ended December 31, 2004 of $10,713,000 or $0.27 per diluted share as compared to a loss of $5,579,000 or $0.17 per diluted share in 2003.  Excluding discontinued operations, net income from continuing operations was $10,193,000 or $0.26 per diluted share as compared to a loss of $1,136,000 or $0.05 per diluted share.  Excluding goodwill impairment charges in both years and excluding charges in 2003 for restructuring, debt cost writeoff, and divested units not reported in discontinued operations, net income from ongoing operations in 2004 was $13,540,000 or $0.34 per diluted share as compared to $6,158,000 or $0.16 per diluted share in 2003.  Excluding the effect of nondeductible goodwill charges, both of these periods also benefited from unusually low tax provisions resulting from reduced reserves against deferred state tax benefits in 2004, and reduced tax contingency reserves net of an increase in deferred state tax benefit reserves in 2003.  Applying a tax rate of 42% against pre-tax income in both periods, 2004 net income was $12,648,000 or $0.32 per diluted share as compared to $4,971,000 or $0.13 per diluted share for the full year of 2003.

The Company reported revenues of $819,552,000 from continuing operations for 2004 as compared to $783,171,000 in 2003.  Excluding divested units not reported in discontinued operations, same-store revenues were up 5.2% from $779,130,000 in 2003.  Free cash flow for 2004 was $21,731,000 as compared to $21,534,000 in 2003.

Bill Murdy further noted, “We are also pleased to have reached an important milestone in today’s heightened accountability environment for public companies.  Consistent with the expectations and requirements of the Sarbanes-Oxley Act of 2002, we conducted an extensive evaluation of the Company’s internal controls over financial reporting, which led to management’s conclusion, and our auditors’ concurrence, that these controls were operating effectively as of December 31, 2004.”

Murdy continued, “As we start 2005, we see some indications that our first quarter results will be off compared to last year primarily due to extended inclement weather in Southern California, and uneven customer project schedules at a large operation of ours with a significant backlog.  More broadly, though, industry indicators including nonresidential activity and equipment trends reported by HVAC manufacturers continued to strengthen at the end of 2004.  These factors together with our strong backlog imply that we will have increased revenues in 2005.  In addition, we believe our ongoing productivity and execution efforts will continue to help our margins.  For 2005 as a whole, we expect to build on the strong year we just completed in 2004 and again produce better year-over-year results.”

As previously announced, the Company will host a conference call to discuss its financial results and position in more depth on Thursday, March 3, 2005 at 10:00 a.m. Central Time.  The call-in number for this conference call is 1-212-287-1615.  A replay of the entire call will be available until 6:00 p.m. Central Time, Thursday, March 10, 2004 by calling 1-203-369-1780.

Comfort Systems USA is a premier provider of business solutions addressing workplace comfort, with 60 locations in 49 cities around the nation.  For more information, visit the Company’s website at www.comfortsystemsusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on the current plans and expectations of Comfort Systems USA, Inc. and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements.  Important factors that could cause actual results to differ include, among others, retention of key management, national and regional weakness in non-residential construction activity, difficulty in obtaining or increased costs associated with debt financing or bonding, shortages of labor and specialty building materials, seasonal fluctuations in the demand for HVAC systems and the use of incorrect estimates for bidding a fixed price contract and other risks detailed in the Company’s reports filed with the Securities and Exchange Commission.  These forward-looking statements speak only as of the date of this release.  Comfort Systems USA, Inc. expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Comfort Systems USA Inc.’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

– Financial table follows –

Comfort Systems USA, Inc.

Consolidated Statements of Operations

For the Three Months and Twelve Months Ended December 31, 2004 and 2003

(in thousands, except per share amounts)

	Three Months Ended December 31, (Unaudited)				Twelve Months Ended December 31,
	2004	%	2003	%	2004	%	2003	%
Revenues	$211,273	100.0%	$197,363	100.0%	$819,552	100.0%	$783,171	100.0%
Cost of services	176,094	83.3%	167,246	84.7%	687,948	83.9%	657,325	83.9%
Gross profit	35,179	16.7%	30,117	15.3%	131,604	16.1%	125,846	16.1%

SG&A	28,541	13.5%	27,031	13.7%	108,000	13.2%	114,030	14.6%
Restructuring charges	—	—	—	—	—	—	3,223	0.4%
Goodwill impairment	3,347	1.6%	2,726	1.4%	3,347	0.4%	2,726	0.3%

Income from operations	3,291	1.6%	360	0.2%	20,257	2.5%	5,867	0.7%

Interest expense, net	281	0.1%	1,155	0.6%	1,394	0.2%	3,827	0.5%
Other expense (income)	(2)	—	73	—	403	—	178	—
Write-off of debt costs and discount, net	—	—	3,349	1.7%	—	—	4,172	0.5%
Income (loss) before taxes	3,012	1.4%	(4,217)	(2.1)%	18,460	2.3%	(2,310)	(0.3)%
Income taxes	1,624		(2,179)		8,267		(1,174)
Income (loss) from continuing operations	1,388	0.7%	(2,038)	(1.0)%	10,193	1.2%	(1,136)	(0.1)%

Discontinued operations:
Operating income, net of income tax expense of $0, $32, $27 and $486	—		52		39		767
Estimated gain (loss) on disposition, including income tax benefit of $247, $807, $12 and $533	618		(1,525)		481		(5,210)

Net income (loss)	$2,006		$(3,511)		$10,713		$(5,579)

Income (loss) per share:
Basic-
Income (loss) from continuing operations	$0.03		$(0.05)		$0.27		$(0.03)
Discontinued operations-
Income from operations	—		—		—		0.02
Estimated gain (loss) on disposition	0.02		(0.04)		0.01		(0.14)
Net income (loss)	$0.05		$(0.09)		$0.28		$(0.15)

Diluted-
Income from continuing operations	$0.03		$(0.08)		$0.26		$(0.05)
Discontinued operations-
Income from operations	—		—		—		0.02
Estimated gain (loss) on disposition	0.02		(0.04)		0.01		(0.14)
Net income (loss)	$0.05		$(0.12)		$0.27		$(0.17)

Shares used in computing income (loss) per share:
Basic	38,740		37,831		38,409		37,702
Diluted	39,908		38,240		39,505		38,111

Note 1:  The diluted earnings per share data presented above reflects the dilutive effect, if any, of stock options, warrants and contingently issuable restricted stock which were outstanding during the periods presented.

Supplemental Information Relating to Earnings (Loss) Per Share (amounts in thousands, except for per share amounts):

	Three Months Ended December 31, 2004			Three Months Ended December 31, 2003
	(Unaudited)			(Unaudited)
	Income from continuing operations (after tax)	Shares	Income per share	Income (loss) from continuing operations (after tax)	Shares		Income (loss) per share

Basic earnings (loss) per share	$1,388	38,740	$0.03	$(2,038)	37,831		$(0.05)

Adjustment to income from continuing operations (after tax):
Remove mark-to-market increase (decrease) in the amount of warrant and put obligation (after tax)	(8)			300
Remove reduction in valuation of warrant and put obligation (after tax)				(1,324)

Adjustments to shares:
Effect of shares issuable under stock option plans		999			—	(a)
Effect of shares issuable related to warrant		115			409
Effect of contingently issuable restricted shares		54			—	(a)

Diluted earnings (loss) per share	$1,380	39,908	$0.03	$(3,062)	38,240		$(0.08)

	Twelve Months Ended December 31, 2004					Twelve Months Ended December 31, 2003
	Income from continuing operations (after tax)		Shares		Income per share	Income (loss) from continuing operations (after tax)	Shares		Income (loss) per share

Basic earnings (loss) per share	$10,193		38,409		$0.27	$(1,136)	37,702		$(0.03)

Adjustment to income from continuing operations (after tax):
Remove mark-to-market increase in the amount of warrant and put obligation (after tax)	—	(b)				488
Remove reduction in valuation of warrant and put obligation (after tax)						(1,324)

Adjustments to shares:
Effect of shares issuable under stock option plans			1,056				—	(a)
Effect of shares issuable related to warrant			—	(b)			409
Effect of contingently issuable restricted shares			40				—	(a)

Diluted earnings (loss) per share	$10,193		39,505		$0.26	$(1,972)	38,111		$(0.05)

(a)          Due to the loss incurred in this period, these shares are excluded in the computation of diluted earnings (loss) per share because they have an anti-dilutive impact.

(b)         Exclusion of the mark-to-market adjustment to the amount of the warrant and put obligation for this period would increase earnings per share, or be anti-dilutive.  In accordance with generally accepted accounting principles, this anti-dilutive impact is excluded from determining diluted earnings (loss) per share.  The warrant was exercised, and the related put rights terminated, in October, 2004.

Supplemental Non-GAAP Information Relating to Ongoing Operations (Unaudited):

	Three Months Ended December 31,				Twelve Months Ended December 31,
	2004	%	2003	%	2004	%	2003	%
Income (loss) from continuing operations (after tax)	$1,388		$(2,038)		$10,193		$(1,136)
Divested units not reflected in discontinued operations (after tax)	—		—		—		491
Restructuring charges (after tax)	—		—		—		2,095
Goodwill impairment (after tax)	3,347		2,460		3,347		2,460
Write-off of debt costs and discount, net (after tax)	—		1,713		—		2,248
Income from ongoing operations (after tax), excluding restructuring charges, goodwill impairment and the write-off of debt costs and discount, net	$4,735	2.2%	$2,135	1.1%	$13,540	1.7%	$6,158	0.8%

Diluted earnings per share – income from ongoing operations (after tax), excluding restructuring charges, goodwill impairment and the write-off of debt costs and discount, net	$0.12		$0.05		$0.34		$0.16

Note 1:  Operating results from ongoing operations, excluding restructuring charges, goodwill impairment and the write-off of debt costs and discount, net, is presented because the Company believes it reflects the results of the core ongoing operations of the Company, and because we believe it is responsive to frequent questions we receive about the Company from third parties.  However, this measure is not considered a primary measure of an entity’s financial results under generally accepted accounting principles, and accordingly, this amount should not be considered an alternative to operating results as determined under generally accepted accounting principles and as reported by the Company.

Note 2: The following is the aggregated operating results for divested units not reflected in discontinued operations for the twelve months ended December 31, 2003:

Revenues	$4,041
Cost of services	4,046
Gross profit	(5)
SG&A	754
Operating income	(759)
Income tax benefit	(268)
Net loss	$(491)

Note 3:  The tax rate on these items was computed using the pro forma effective tax rate of the Company exclusive of these charges.

Note 4:  Excluding the effect of nondeductible goodwill charges, the Company benefited from unusually low tax provisions in each of the periods presented above.  For the fourth quarter and full year of 2004, this resulted from reduced reserves against deferred state tax benefits.  For the fourth quarter and full year of 2003, this resulted from reduced tax contingency reserves net of increased state deferred tax benefits.  Applying a tax rate of 42% against pre-tax income in each period, fourth quarter 2004 net income would have been $3,688,000 or $0.09 per diluted share as compared to $1,078,000 or $0.03 per diluted share for the fourth quarter of 2003, and full year 2004 net income would have been $12,648,000 or $0.32 per diluted share as compared to $4,971,000 or $0.13 per diluted share for the full year of 2003.

Supplemental Non-GAAP Information – Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) (Unaudited):

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2004	%	2003	%	2004	%	2003	%
Net income (loss)	$2,006		$(3,511)		$10,713		$(5,579)
Discontinued operations	(618)		1,473		(520)		4,443
Income taxes	1,624		(2,179)		8,267		(1,174)
Write-off of debt costs and discount, net	—		3,349		—		4,172
Other expense (income)	(2)		73		403		178
Interest expense, net	281		1,155		1,394		3,827
Depreciation	1,067		1,316		4,684		5,295
Divested units not reflected in discontinued operations	—		—		—		759
Goodwill impairment	3,347		2,726		3,347		2,726
Restructuring charges	—		—		—		3,223
EBITDA	$7,705	3.6%	$4,402	2.2%	$28,288	3.5%	$17,870	2.3%

Note 1:  The Company defines earnings before interest, taxes, depreciation and amortization (EBITDA) as net income (loss), excluding discontinued operations, income taxes, write-off of debt costs and discount, net, other expense (income), interest expense, net, depreciation, divested units not reflected in discontinued operations, goodwill impairment and restructuring charges.  EBITDA may be defined differently by other companies.  EBITDA is presented because it is a financial measure that is frequently requested by third parties.  However, EBITDA is not considered under generally accepted accounting principles as a primary measure of an entity’s financial results, and accordingly, EBITDA should not be considered an alternative to operating income, net income, or cash flows as determined under generally accepted accounting principles and as reported by the Company.

Comfort Systems USA, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2004	2003

Cash and cash equivalents	$32,576	$10,129
Accounts receivable, net	174,682	167,567
Costs and estimated earnings in excess of billings	25,440	16,162
Other current assets	28,031	29,644
Total current assets	260,729	223,502

Property and equipment, net	12,988	13,223
Goodwill	100,123	103,470
Other noncurrent assets	9,276	10,915

Total assets	$383,116	$351,110

Current maturities of long-term debt	$2,071	$1,594
Accounts payable	64,771	58,516
Billings in excess of costs and estimated earnings	37,104	29,657
Other current liabilities	55,822	49,532
Total current liabilities	159,768	139,299

Long-term debt	6,751	8,809
Other long-term liabilities	—	2,342

Total liabilities	166,519	150,450

Total equity	216,597	200,660

Total liabilities and equity	$383,116	$351,110

Selected Cash Flow Data (in thousands):

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2004	2003	2004	2003
	(Unaudited)
Cash flow from operating activities	$13,403	$8,361	$26,184	$13,504
Cash flow from investing activities	$(845)	$1,233	$(2,476)	$(3,863)
Cash flow from financing activities	$(475)	$(7,278)	$(1,268)	$(5,609)

Cash flow from operating activities	$13,403	$8,361	$26,184	$13,504
Taxes paid related to the sale of businesses	—	635	—	11,006
Purchases of property and equipment	(1,829)	(745)	(4,998)	(3,406)
Proceeds from sales of property and equipment	273	111	545	430
Free cash flow	$11,847	$8,362	$21,731	$21,534

Note 1:  Free cash flow is defined as cash flow from operating activities excluding items related to sales of businesses, less customary capital expenditures, plus the proceeds from asset sales.  Free cash flow may be defined differently by other companies.  Free cash flow is presented because it is a financial measure that is frequently requested by third parties.  However, free cash flow is not considered under generally accepted accounting principles as a primary measure of an entity’s financial results, and accordingly, free cash flow should not be considered an alternative to operating income, net income, or cash flows as determined under generally accepted accounting principles and as reported by the Company.